BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Wells Fargo Securities, LLC

375 Park Avenue

New York, New York 10152

BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

July 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski
Mr. Dietrich King
Ms. Sasha Parikh
Mr. Jim Rosenberg

Re:	RAPT Therapeutics, Inc.
Registration Statement on Form S-1, as amended (File No. 333-232572)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of RAPT Therapeutics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on July 31, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s preliminary prospectus dated July 22, 2019:

(i)	Dates of distribution: July 22, 2019 through the date hereof
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4
(iii)	Number of preliminary prospectuses furnished to investors: approximately 1,300
(iv)	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 60

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC. WELLS FARGO SECURITIES, LLC BMO CAPITAL MARKETS CORP. UBS SECURITIES LLC

As representatives of the several underwriters listed in Schedule A to the Underwriting Agreement

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Geoff Goodman
	Name:	Geoff Goodman
	Title:	Managing Director

BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
	Name:	Annette Grimaldi
	Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Arun Master
	Name:	Arun Master
	Title:	Managing Director

By:	/s/ James Stahlke
	Name:	James Stahlke
	Title:	Associate Director

[Signature Page to Underwriters’ Acceleration Request]